September 5, 2019

VIA EDGAR

Mr. Edward Kelly

Ms. Amanda Ravitz

Staff Attorneys

Division of Corporation Finance

Office of Manufacturing and Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Crown Electrokinetics Corp.
Pre-effective Amendment 1 to Registration Statement on Form S-1, filed July 29, 2019

Dear Mr. Kelly and Ms. Ravitz:

On behalf of Crown Electrokinetics Corp. (the “Company”), we are transmitting the following responses to the Staff’s letter, dated August 12, 2019, containing the Staff’s comments regarding Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “Commission”) on July 29, 2019. Simultaneously herewith, the Company is filing an Amendment No. 2 to the Registration Statement. For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

General

1.	Revised disclosure on the prospectus’ outside front cover page, “About This Offering” on page 4, and “Plan of Distribution” on page 36 states that the selling stockholders may sell the shares of common stock being offered by this prospectus at $0.82 per until the shares are quoted on any platform maintained by the OTC Markets Group or an exchange. We have determined to treat securities quoted in the OTCQX marketplace and the OTCQB marketplace operated by OTC Markets Group as having an existing market for purposes of secondary at-the-market offerings, but we have not extended that accommodation to OTC Pink. Please revise the disclosure to state that the shares of common stock being offered for sale by the selling stockholders will be sold at a fixed price of $0.82 per share until your shares of common stock are listed on a national securities exchange, or are quoted on the OTC Bulletin Board, or the OTCQX marketplace, or the OTCQB marketplace and after that at prevailing market prices or privately negotiated prices.

RESPONSE: The Company has revised the Registration Statement accordingly.

Note 7 – Accrued Expenses, page F-15

2.	Please tell us why the research license accrual has a $0 balance as of March 31, 2019 as compared to the $150,000 balance as of March 31, 2018. In this regard, we note your disclosure in Note 6 that states $100,000 under the HP agreement is due as of March 31, 2019 as $50,000 was paid on July 30, 2018.

RESPONSE: The $100,000 owned to HP in respect of the research license is contained in Accounts Payable as of March 31, 2019.

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Douglas Croxall
Douglas Croxall

Enclosure